FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of November 2010

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Consolidated Results of Operations (US GAAP), Second quarter, year ending March 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: November 8, 2010	By:	/s/ Shinji Iwai
Shinji Iwai
Senior Managing Director

Consolidated Results of Operations (US GAAP)

Second quarter, year ending March 2011

Nomura Holdings, Inc. October 2010

This document is produced by Nomura Holdings, Inc. (“Nomura”). Copyright 2010 Nomura Holdings, Inc. All rights reserved.

Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made.

No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura.

The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information.

This document contains statements that may constitute, and from time to time our management may make “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Important factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions.

The consolidated financial information in this document is unaudited.

2

Outline

Presentation

Executive summary (p. 4)

Overview of second quarter and first half results(p. 5)

Breakdown of net revenue(p. 6)

Retail (p. 7-8)

Asset Management (p. 9-10)

Wholesale (p. 11-13)

Segment “Other”(p. 14)

Non-interest expenses (p. 15)

Robust financial position (p. 16)

Basel III (p. 17)

FY2010/11 key initiatives (p. 18)

Global Markets (p. 19)

US business (p. 20)

Investment Banking (p. 21-22)

Recent performance and outlook (p. 23)

Financial supplement

Consolidated balance sheet (p. 25)

Value at risk (p. 26)

Consolidated financial highlights (p. 27)

Consolidated income (p. 28)

Main revenue items (p. 29)

Adjustment of consolidated results and segment results: Income (loss) before income taxes (p. 30)

Retail related data (p. 31-35)

Asset Management related data (p. 36-37)

Wholesale related data (p. 38-39)

Number of employees (p. 40)

3

Executive Summary

Second quarter net revenue of 275.6 billion yen (-8.1% YoY, +6.1% QoQ); Non-interest expenses of 254 billion yen (-6.9% YoY, +0.3% QoQ); Income before income taxes of 21.6 billion yen (-20.9% YoY, 233.8% QoQ); Net income1 of 1.1 billion yen (-96.2% YoY, -54.7% QoQ).

Business segment income before income taxes of 35.6 billion yen, all three divisions profitable on pretax basis.

Wholesale net revenue increased 50.5% from the prior quarter.

Global Markets net revenue increased 49.7% QoQ as core product revenues grew.

Investment Banking net revenue increased 56.3% QoQ driven by strength in Japan ECM and growth from AEJ and EMEA.

Despite new asset inflows into foreign bonds and overseas-focused investment trusts, net revenue in Retail declined 20.9% from a strong first quarter.

Net revenue in Asset Management was up 6.5% QoQ due to an increase in our share of the investment trust market in Japan and growth in mandates from international investors in our investment advisory business.

First half net revenue of 535.4 billion yen (-10.5% YoY); Non-interest expenses of 507.4 billion yen (-6.0% YoY); Income before income taxes of 28.1 billion yen (-52.2% YoY); Net income1 of 3.4 billion yen -91.4% YoY).

Maintained a robust financial position and sufficient capital to respond to heightened regulatory environment.

Tier 1 ratio of 16.5% and Tier 1 common ratio of 16.4% as of September 30, 2010.

Expected Tier 1 common ratio under Basel III (end Mar 2013) of about 12%.

First half dividend of 4 yen per common share.

(1)	Net income attributable to Nomura Holdings shareholders
4

Overview of second quarter and first half results

Results

Second quarter

First half

Net revenue

Non-interest expenses

Income before income taxes

Net income1

ROE 2

FY2010/11 QoQ YoY FY2010/11 YoY

Q2 (%) (%) H1 (%)

Y 275.6bn +6.1% -8.1% Y 535.4bn -10.5%

Y 254.0bn +0.3% -6.9% Y 507.4bn -6.0%

Y 21.6bn +233.8% -20.9% Y 28.1bn -52.2%

Y 1.1bn -54.7% -96.2% Y 3.4bn -91.4%

0.3 % Q2 income before income taxes

(billions of yen)

Business

segment pretax 35.6

income

Own credit &

CVA 5.6

Unrealized loss

on investment 5.0

securities

Others 3.4

Pretax income 21.6

(1) Net income attributable to Nomura Holdings shareholders

(2) Calculated using annualized net income

5

Breakdown of net revenue

FY2010/11 Q2

FY2010/11 H1

QoQ YoY YoY

FY2010/11 Q2 FY2010/11 H1

(%) (%) (%)

Retail Y87.8bn -20.9% -5.8% Y198.7bn +5.4%

Asset Management Y19.3bn +6.5% +17.2% Y37.4bn +6.6%

Wholesale Y163.4bn +50.5% -18.0% Y272.0bn -33.8%

Segment Total Y270.5bn +13.8% -12.4% Y508.1bn -19.9%

Other1 Y10.1bn -69.0% - Y42.9bn -

Unrealized gain (loss) on

investments in equity Y-5.0bn - - Y-15.6bn -

securities held for operating

purposes

Net revenue Y275.6bn +6.1% -8.1% Y535.4bn -10.5%

Q2 net revenue by region

Non-Japan 43%

Japan 57%

(1)	“Other” includes fair value loss on own debt of 5.6 billion yeb
6

Retail

Net revenue and income before income taxes

(billions of yen)

FY2009/10 FY2010/11

2Q 3Q 4Q 1Q 2Q

Net revenue 93.2 104.3 95.5 111.0 87.8

Non-interest expenses 66.8 69.1 71.5 73.2 65.0

Income before income taxes 26.4 35.2 24.0 37.7 22.8

Retail client assets

Key performance indicator

(trillions of yen)

71.0 73.5

68.9 68.4 68.1

FY2009/10 FY2010/11

2Q 3Q 4Q 1Q 2Q

Key points

Net revenue: Y87.8bn (-20.9% QoQ, -5.8% YoY)

Income before income taxes: Y22.8bn (-39.6% QoQ, -13.6% YoY)

Tough environment as ongoing yen appreciation and directionless stock market led to subdued client activity.

Reported net asset inflows on continued inflow of funds into core product areas of investment trusts and foreign bonds in spite of tough environment.

Client franchise

Retail client assets Y68.1trn

Accounts with balance 4,923,000

Sales of main investment trusts

Nomura Global High Yield Bond Fund Y426.3bn

Nomura US High Yield Bond Fund Y210.2bn

Nomura Global CB Fund Y120.0bn

Other sales (Q2 total)

IPOs and public offerings Y426.9bn

Foreign bond sales Y437.6bn

7

Retail: Product diversification matched to client needs

Although total sales down due to tough environment, saw continued inflow of new funds during Q2

Nikkei Average and stock market trading volume

(billions of yen) (yen)

80,000 Trading volume (lhs) Nikkei Average (rhs) 2Q 12,000

70,000 11,500

60,000 11,000

50,000 10,500

40,000 10,000

30,000 9,500

20,000 9,000

10,000 8,500

0 8,000

10.3 1Q 10.3 2Q 10.3 3Q 10.3 4Q 11.3 1Q 11.3 2Q

Net inflow of investment trusts1

(billions of yen)

800

686

700

600

500 441

410

400

300

200

100

0

FY2009/10 FY2010/11

1H 2H 1H

Total sales

Stocks Bonds Investment Trusts Others

4,000

3,500

3,000

2,500

2,000

1,500

1,000

500

0

FY2009/10 FY2010/11

2Q 3Q 4Q 1Q 2Q

Foreign currency bond assets1

(billions of yen) 3,600

3,550 3,500 3,450 3,400 3,350

Sep 2009 Mar 2010 Sep 2010

(1)	Retail channel only
8

NOMURA

Asset Management

Net revenue and income before income taxes

(billions of yen)

	FY2009/10			FY2010/11	
	2Q	3Q	4Q	1Q	2Q
Net revenue	16.5	17.2	18.0	18.1	**19.3**
Non-interest expenses	12.0	13.2	13.1	13.2	**14.1**
Income before income taxes	4.5	4.1	4.9	4.9	**5.2**

Assets under management

Key performance indicator
(trillions of yen)


22.9
23.1
23.4
22.2
23.3
FY2009/10
FY2010/11
2Q
3Q
4Q
1Q
2Q

Key points

- Net revenue Y19.3bn (+6.5% QoQ, +17.2% YoY)
- Income before income taxes Y5.2bn (+6.6% QoQ, +16.7% YoY)
- Assets under management increased by Y1.1trn from the end of June to Y23.3trn as of the end of September. Strong inflows into investment trusts and contributions from overseas investment advisory business.
- Continued strong inflows into publicly offered stock investment trusts (excl. ETFs) of Y440bn.
- Investment advisory saw inflows and new mandates from overseas clients.
- New listing in Japan of ETFs linked to NASDAQ-100 and DJIA.

9

NOMURA

Asset Management: Investment trust and investment advisory businesses growing

Investment trust business remains robust

Share of Japan public investment trust market (Sep 2010)[1,2]


Nomura Asset Management 21.2%
#2, 14.3%
#3, 9.6%
#4, 7.7%
#5, 7.1%
#6, 3.4%
#7, 3.2%
#8, 3.0%
#9, 2.7%
Others, 28.0%

Net inflow in public stock investment trusts (excl. ETFS)[1]


(billions of yen)
800
600
400
200
0
-200
-400
-600
209
-344
-176
555
438
FY2009/10
FY2010/11
2Q
3Q
4Q
1Q
2Q

Growth in mandates from overseas clients in investment advisory business

Diverse range of products for institutional investors

- New mandates and inflows mainly in Europe and Asia from a broad range of investors including pension funds, financial institutions, and government institutions.
- Won mandates for Japan/Asian equity and global bonds as well as Sharia-compliant products (equities).
- Offering benchmark, absolute return, portable alpha products.
- Increasing use of UCITS funds.

Enhanced ETF product lineup

- Launched two new NEXT FUNDS products, listed on Aug 16
  - NEXT FUNDS NASDAQ-100(R) Exchange Traded Fund
  - NEXT FUNDS Dow Jones Industrial Average Exchange Traded Fund
- Total of 35 ETFs as of Sep 2010

NEXT FUNDS

(1) Nomura Asset Management only
(2) Source: Nomura, based on data from the Investment Trust Association, Japan
(3) UCITS=Undertakings for Collective Investment in Transferable Securities

10

Wholesale

Net revenue and income (loss) before income taxes

(billions of yen)

	FY2019/10			FY2010/11	
	2Q	3Q	4Q	1Q	2Q net
Net revenue	199.3	210.1	168.4	108.6	**163.4**
Non-interest expenses	161.1	161.6	133.2	149.8	**155.8**
Income (loss) before income taxes	38.2	48.5	35.2	-41.1	**7.6**

Key points

- Net revenue: Y163.4bn (+50.5% QoQ, -18.0% YoY)
- Income before income taxes: Y7.6bn (-80.0% YoY)

- Revenues increased QoQ in all businesses (Fixed Income, Equities, Investment Banking)
  - Global Markets revenues increased on an improvement in client flows in the latter half of the quarter.
  - Investment Banking revenue increased through strength from Japan ECM and growth in M&A transactions.
- Build-out of core US capabilities nearing completion, with continued client growth

(1) Source: Bloomberg
(2) Source: World Federation of Exchanges
(3) Source: Dealogic; 2010YTD as of Oct 26

Market environment

North American corporate bond spread and CDS spreads for GIIPS countries[1]



(bps)
Greece
Ireland
Italy
Portugal
Spain
Markit CDX North American Investment Grade (125 names) (rhs)
1200
1000
800
600
400
200
0
190
170
150
130
110
90
70
50
Mar-09
Jun-09
Sep-09
Dec-09
Mar-10
Jun-10
Sep-10

Share turnover value[2]



(trillions of USD)
Americas
EMEA
AEJ
Japan
15.4
1.0
4.3
2.6
7.6
15.4
0.9
3.8
2.8
7.8
15.1
1.0
3.3
2.9
7.9
17.4
1.1
3.2
3.2
9.9
14.6
0.9
3.4
2.5
7.8
FY2009/10 2Q
3Q
4Q
FY2010/11 1Q
2Q

Global M&A, ECM Volume Trends[3]



M&A Deal Value (US$bn)
deals (000)
ECM Deal Value (US$bn)
deals (000)
5,000
4,000
3,000
2,000
1,000
0
10.0
8.0
6.0
4.0
2.0
0.0
1,000
800
600
400
200
0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
2006 2007 2008 2009 2010 YTD*
2006 2007 2008 2009 2010 YTD*

11

NOMURA

Wholesale: Global Markets

Net revenue and income (loss) before income taxes

(billions of yen)

	FY2009/10			FY2010/11	
	2Q	3Q	4Q	1Q	2Q
Fixed Income	76.6	70.5	55.6	41.0	**77.8**
Equities	93.4	90.1	76.5	46.3	**55.2**
Others	4.6	3.2	0.9	9.2	**11.4**
Net revenue	174.5	163.9	133.0	96.4	**144.4**
Non-interest expenses	127.8	130.8	103.0	122.8	**123.2**
Income (loss) before income taxes	46.7	33.1	30.0	-26.3	**21.1**

Client revenues

Key performance indicator

(Indexed, FY2009/10 Q1=100)



100
117
123
145
155
144
FY2009/10
FY2010/11
1Q
2Q
3Q
4Q
1Q
2Q

Key points

- Net revenue: Y144.4bn (+49.7% QoQ, -17.3% YoY)
- Income before income taxes: Y21.1bn (-54.7% YoY)

Fixed Income

- Market volume increased from late August leading to increased revenues primarily in client flow businesses; revenues at highest levels since FY2009/10 Q1.
  - Revenues grew in all products: Rates, Credit, Securitized Products, and FX.
  - Growing contribution from Americas platform

Equities

- Revenues improving as market environment stabilizes.
- Weak equity trading volumes globally. Client revenues sluggish, not yet fully recovered.
  - Revenues driven by improvement in underwriting/distribution of large public offering by Japanese firms, derivatives, and convertible bonds.
  - Revenues up due to increased trading as convertible bond business launched in US and enhanced global collaboration across sales, trading, and research.

12

NOMURA

Wholesale: Investment Banking

Net revenues and income (loss) before income taxes

(billions of yen)	FY2009/10			FY2010/11	
	2Q	3Q	4Q	1Q	2Q
Investment banking (gross)	33.2	81.7	43.3	29.0	**39.7**
Allocation to other divisions	12.2	37.2	15.4	13.2	**18.7**
Investment Banking (net)	20.9	44.5	27.8	15.8	**21.1**
Other	3.9	1.8	7.6	-3.6	**-2.0**
Net revenue	24.8	46.2	35.5	12.2	**19.0**
Non-interest expenses	33.3	30.8	30.2	27.0	**32.5**
Income (loss) before income taxes	-8.5	15.4	5.2	-14.8	**-13.5**

League tables[2]

Key performance indicators

	2010	2009	
	Jan-Sep	Jan-Sep	Jan-Dec
Global ECM	#9	#10	#9
Global M&A	#13	#17	#15

Key points

- Revenue(gross)[1] of Y39.7bn (+36.7% QoQ, +19.7% YoY)
- Loss before income taxes: Y13.5bn
- Investment Banking
  - In Japan, maintained #1 position in Japan-related ECM and M&A league tables

    Provided clients with FX and deal contingent solutions on cross-border M&A deals
  - In EMEA, good momentum seen in M&A with high profile deal announcements

    Also enhanced presence in the Leveraged Finance field, ranking No. 1 in EMEA sponsor-led leveraged loans bookrunner[3] league table[4]
  - In AEJ, IB won franchise ECM deals and cross-border M&A transactions, including deals in China, India, and Australia where fee pools are large
  - In the Americas, coverage groups in select industries are now in place

Note: As of Oct 26, 2010, Nomura ranked #9 in ECM and #13 in M&A. Japan-related ECM market share 35.7%, M&A market share 43.9% (Source: Thomson Reuters)

(1) Gross revenue for Investment Banking excluding Other.
(2) Source: Thomson Reuters
(3) Sponsor-led leveraged loans: Loans offered to financial sponsors (investment funds other than REITs and hedge funds) for acquisitions.
(4) Source: Bloomberg (Jan - Sep 2010)

13

NOMURA

Segment "Other"

Income (loss) before income taxes


Full year
Quarter
(billions of yen)
(billions of yen)
Includes Y34.0bn related to Nomura Real Estate Holdings IPO
Fortress impairment of Y83.3bn
Credit value adjustment Y18bn
40
0
-40
-80
-120
-160
-200
-240
20
0
-20
-40
-60
-80
-27.3
17.8
-20.9
-65.4
-211.3
-39.9
-65.9
-40.9
15.6
-9.1

- Results
  - Q2 loss before income taxes of Y9.1bn
  - "Other" includes fair value loss on own debt of Y5.6bn

	FY2006.3	FY2007.3	FY2008.3	FY2009.3	FY2010.3	FY2010.3			FY2011.3	
						2Q	3Q	4Q	1Q	2Q
Net gain (loss) related to economic hedging transactions	-64.1	-30.0	11.4	28.0	3.3	8.6	-13.3	2.7	5.2	**-6.0**
Realized gain on investments in equity securities held for operating purposes	8.4	18.1	1.5	-2.4	-3.4	-0.5	0.1	-3.0	0.3	**-0.7**
Equity in earnings of affiliates	27.8	53.2	4.7	-0.7	7.8	0.6	1.9	1.6	0.4	**2.0**
Corporate items	-7.4	-11.1	-13.4	-70.5	-83.3	-19.6	-10.7	-28.1	-2.5	**5.5**
Others[1]	8.0	-12.4	-25.1	-19.8	-135.7	-29.0	-43.8	-14.1	12.2	**-9.8**
Income (Loss) before income taxes	-27.3	17.8	-20.9	-65.4	-211.3	-39.9	-65.9	-40.9	15.6	**-9.1**

1. Businesses not included in the three business divisions (Nomura Trust & Banking, etc.) are included in others.

Note: 1 The defined contribution pension plan business in Asset Management was integrated to Other business in the second quarter of the fiscal year ended March 31, 2009. Certain reclassifications of previously reported amounts have been made to conform to the current presentation.

Note 2: Net income (loss) is net income (loss) before subtracting net income attributable to non-controlling interest. Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

Note 3: Net gain (loss) on trading related to economic hedging transactions was reclassified as "Net gain (loss) related to economic hedging transactions" from the fourth quarter of the fiscal year ended March 2010 and includes net gain (loss) related to economic hedging transactions not included in net gain (loss) on trading. In addition, net gain (loss) on trading from the change in own credit of certain structured notes issued, which was previously classified as "Net gain (loss) on trading related to economic hedging transactions", has been included in "Others". The reclassifications of previously reported amounts have been made to conform to the current year presentation.

14

Non-interest expenses

Full year

Quarter

(billions of yen) (billions of yen)

1,092.9 1,045.6

1,000 300

272.7

Other 852.2 256.6 249.3 253.4 254.0

Business development 800

expenses 687.9

Occupancy and related 607.2 200

depreciation 600

Information processing and

communications

400

Commissions and floor 100

brokerage

Compensation and benefits 200

0 0

FY2010.3 FY2011.3

FY2006.3 FY2007.3 FY2008.3 FY2009.3 FY2010.3 QoQ

2Q 3Q 4Q 1Q 2Q

Compensation and benefits 311.3 331.0 366.8 491.6 526.2 146.6 126.2 115.3 122.1 126.7 3.8%

Commissions and floor brokerage 31.4 49.8 90.2 73.7 86.1 21.7 22.9 21.5 23.7 21.4 -9.8%

Information processing and 89.1 109.5 135.0 155.0 175.6 43.9 43.9 47.6 44.3 46.7 5.4%

communications

Occupancy and related depreciation 50.8 57.4 64.8 78.5 87.8 22.6 21.3 21.9 22.5 23.1 2.6%

Business development expenses 30.6 35.3 38.1 31.6 27.3 6.4 6.5 8.2 7.2 6.8 -5.3%

Other 94.1 105.0 157.2 262.6 142.5 31.5 35.7 34.9 33.7 29.4 -12.5%

Total 607.2 687.9 852.2 1,092.9 1,045.6 272.7 256.6 249.3 253.4 254.0 0.3%

Q2 non-interest expenses of Y254.0bn (+0.3% QoQ)

IT-related expenses increased due primarily to business expansion in the US and enhancement of Global Markets platform in Japan.

Occupancy and related depreciation increased due to securing additional floor space in the US to accommodate increased headcount, and one-off expenses including relocation of UK office, and relocation/integration of offices in Tokyo.

Business development expenses and other expenses declined due to continued efforts to cut costs.

Despite an increase in headcount, compensation and benefits were controlled appropriately taking into account revenue levels.

Robust financial position

Capital ratio

Financial Indicators

(billions of yen)

(Preliminary) 30 Jun 30 Sep

Total assets: Y34.3trn Tier 1 1,986 1,942

Shareholders’ equity Tier 2 500 497

Y2.1trn Tier 3 306 289

Gross leverage 16.7x Total capital 2,733 2,671

Net leverage 9.8x

RWA 11,723 11,757

Level 3 assets (net)1

approx. Y0.9trn Tier 1 ratio 16.9% 16.5%

Liquidity Y5.4trn Tier 1 common ratio3 16.8% 16.4%

Total capital ratio 23.3% 22.7%

Comparison of capital ratios

Tier 1 capital / Risk Weighted Assets2

16.5%16.4% = Tier 1 ratio = Tier 1 common ratio3

Nomura MS GS Citi JPM BoA CS UBS BARC DB

History of leverage ratios

Gross leverage and net leverage

Gross leverage ratio Net leverage ratio 18.0 16.7 16.0

14.0

12.0

10.0 9.8

8.0

6.0

FY2010.3 FY2011.3

2Q 3Q 4Q 1Q 2Q

Level 3 assets 1

Level 3 assets and net level 3 assets / Tier 1 capital

(billions of yen) Level 3 assets

Net Level 3 Assets 100%

2,000 85% Net Level 3 Assets / Tier 1 Capital

1,500 55%

44% 46% 44%

1,000 50%

500

0 0%

FY2010.3 3Q 4Q FY2011.3 2Q

2Q 1Q

(1) Preliminary (before review). Level 3 assets (net) is net basis after netting off derivative assets and liabilities.

(2) As of the end of September. Barclays as of the end of June

(3) Tier 1 common ratio is defined as Tier 1 capital minus hybrid capital and minority interest.

Note: No responsibility or liability can be accepted by Nomura for errors or omissions on this slide.

Basel III

Implications of Basel III

Outlook of implications of key items

Estimates for March 2013

Tier 1 common ratio

Risk-weighted assets are expected to be about Y19trn at the end of March 2013 as investment securities decline due to a continued reduction of illiquid assets and our focus on asset efficiency. Tier 1 common capital expected to be Y2.3trn taking into account retained earnings based on analyst forecasts and after making capital reductions in line with new regulations.

We expect to be able to maintain a Tier 1 common ratio well above the new requirements as currently disclosed.

Liquidity regulations

Nomura’s current method of liquidity management is roughly the same as that set out under Basel III and we are confident that we can maintain the level required under the new regulations.

(billions of yen)

Sep 2010 (actual) Mar 2013

Net revenue — 1,370

analyst forecast

Income before income — 260

taxes analyst forecast

Tier 1 Common 1,933 2,300 (est.)

RWA 11,757 19,000 (est.)

Tier 1 Common Ratio 16.4% 12% (est.)

Risk-weighted assets: Key steps to be taken by Mar 2013

Reduce investment securities and other assets

Reduce assets in unrated securitized products

The outlook and estimates shown on this slide are based on information available on October 29, 2010, and include certain assumptions. They do not represent a guarantee of future results.

Figures for March 2013 are based on the assumption that Basel III will be implemented from 2013. March 2013 RWA calculated using September 2010 RWA and accounting for planned reductions.

FY2010/11 key initiatives

Wholesale FY2010/11 focus (from May 2010 investor presentation)

Grow client franchise

Gain market-leading position in key product areas

Establish strong US platform that complements global franchise Expand M&A business globally Collaborate with Global Markets to grow non-traditional businesses

Progress

Global Markets: International client platform continues to expand, gaining market recognition in key product areas

On-boarding of ISDA clients[1] and achievements in key product areas

EMEA client franchise growth[1]


Indexed, FY2009/10 Q3=100
100
135
160
189
FY2009/10
FY2010/11
3Q
4Q
1Q
2Q

Asia ex-Japan client franchise growth[1]


Indexed, FY2009/10 Q3=100
100
192
265
292
FY2009/10
FY2010/11
3Q
4Q
1Q
2Q

US client franchise growth[1]


Indexed, FY2009/10 Q3=100
100
179
242
294
FY2009/10
FY2010/11
3Q
4Q
1Q
2Q

	Japan	EMEA	Asia	US
Fixed Income	▪ Ranked #7 globally for Credit Products (Risk Institutional Investor) ▪ #7 globally for All Inflation Products, #8 globally for All Exotic Rates (Euromoney Interest Rate Derivative Poll) ▪ #18 globally in FX ranking, up from #57 last year (Euromoney)			
	▪ #1 Yen Derivatives (Euromoney) ▪ #1 JGB closing bid rankings (Ministry of Finance) ▪ Best Investment Bank in Japan (Euromoney) ▪ Best Investment Bank – Country Award (Global Finance)	▪ #8 EUR overall in EUR Interest Rate poll (Euromoney), unranked last year ▪ #1 Sponsor-led Leveraged Loans Bookrunner[2]– YTD Sep 2010 (Bloomberg)	▪ #5 Fixed Income Research (FinanceAsia) ▪ #3 Fixed Income Sales & Trading (Finance Asia) ▪ Top 5 in Credit (Risk Institutional Investor Rankings) ▪ Best Debt Bank Asia (Global Finance)	▪ #7 All-American Research Team (fixed income) (Institutional Investor)
Equities	▪ #1 in TSE market share ▪ #1 CB ranking (3rd party) ▪ #1 All-Japan Research Team (Institutional Investor)	▪ #1 in LSE market share (customer trades) ▪ #5 CB ranking (3rd party) ▪ #2 All-Europe Research Team (Institutional Investor)	▪ Market share increased on exchanges across region e.g. South Korea, Hong Kong, India ▪ Top 10 in Korea Stock Exchange among foreign brokers ▪ #1 CB ranking (3rd party) ▪ #1 All-China Research Team (Institutional Investor) ▪ #2 All-Asia Research Team (Institutional Investor)	▪ #12 CB ranking (3rd party) (CB business launched in Apr 2010)

(1) Number of clients that have executed ISDA Master Agreements.
(2) Sponsor-led leveraged loans: Loans offered to financial sponsors (investment funds other than REITs and hedge funds) for acquisitions.

19

US business: Momentum driving business expansion

	FY2009/10 Q3	Q4	FY2010/11 Q1	Q2	Q3	Q4 ~
Fixed Income	**Established full US product offering** ▪ Fully launched core product set including Rates, Credit, FX, and Securitized Products ▪ Approved as a dealer for GSEs (FNMA, GNMA, FHLB, FHLMC)[1] ▪ Joined TradeWeb, DealerWeb, MarketAxess as a liquidity provider		**Growth of US platform** ▪ Number of clients on-boarded grew 10x since the beginning of 2009 ▪ Client revenues grew over 50% and volumes by over 25% vs. FY2009/10 H2 ▪ Ranked #7 in *Institutional Investor* All-American Research Team Survey		**Continue to scale the franchise** ▪ Grow market presence in targeted businesses and continue to broaden product capabilities ▪ Increase the penetration of current client base while on-boarding new relationships ▪ Deliver best-in-class products and solutions	
Equities	**Established foundation** ▪ Launched international/ADR trading ▪ Complete build in Program Trading, Equity Derivatives	**Built infrastructure** ▪ Launched electronic product ▪ First OTC derivatives trades with US clients	**Ramped up US business** ▪ Launched Convertibles desk (April) ▪ Expanded algo suite ▪ Double number of active equity clients		**Full US product offering** ▪ Launch US cash equity sales and trading ▪ Launch of US research (Oct 2010), contribute to revenues by integrating with sales and trading.	
Investment Banking		**Launched Expansion** ▪ Appointed new head of Investment Banking, Americas	**Build Out of Coverage Teams** ▪ Build coverage teams in focus sectors ▪ Advisor to Grifols (Spain) on acquisition of Talecris (US) and to Prudential Financial (US) in its acquisition of AIG Star Life Insurance and AIG Edison Life Insurance ▪ Announced/completed three solutions transactions		**Growing the business** ▪ Focus on core sectors and sponsor related business ▪ Leverage Nomura's global capabilities ▪ Partnership with Global Markets to grow Global Finance franchise, especially in solutions business	

Total headcount and Global Markets client on-boarding



Active clients (Global Markets)2
(Indexed, FY2009/10 Q3=100)
US Headcount (total)3
1,160
1,296
1,455
1,725
100
130
135
146

(1) GSE=Government sponsored entity: FNMA= Federal National Mortgage Association, GNMA= Government National Mortgage Association, FHLB= Federal Home Loan Bank, FHLMC= Federal Home Loan Mortgage Corporation

(2) Accumulated total number of clients Nomura facilitated trades for in each quarter. (3) Excludes Instinet and Nomura Asset Management U.S.A., Inc.

20

NOMURA

Investment Banking: Strength in cross-border M&A

Notable Deals from FY2010/11 H1

EMEA	AEJ	Japan	Americas

Grifols – Talecris (Spain – US)
Financial Advisor to Grifols
US$ 4.0bn — Jun 2010 (Pending)

Carlsberg – Chongqing Brewery (Denmark – China)
Financial Advisor to Carlsberg
RMB 2.4bn — Jun 2010 (Pending)

JFE Steel - JSW Steel (Japan – India)
Financial Advisor to JFE Steel
US$ 1.0bn — Jul 2010

Prudential – AIG Star / AIG Edison (US – Japan)
Financial Advisor to Prudential
US$ 4.8bn — Sep 2010 (Pending)

GDF Suez – Intl Power (France – UK)
Financial Advisor to International Power
US$25.1bn — Aug 2010 (Pending)

CIC – Penn West (China – Canada)
Financial Advisor to China Investment Corporation
C$ 1,252m — May 2010

Santander - BZ WBK (Spain – Poland)
Financial Advisor to Santander
€ 3.1bn — Sep 2010 (Pending)

Sompo Japan – Fiba Sigorta (Japan – Turkey)
Financial Advisor to Sompo Japan
US$ 312m — Jun 2010 (Pending)

NTT – Dimension Data (Japan – South Africa)
Financial Advisor to Ven Fin
ZAR 23.4bn — Jul 2010

21

Investment Banking: Expanding new business opportunities

Expand business opportunities by strengthening platform and partnership

Global Markets Investment Banking

Expand platform and grow client franchise Global trading, sales and research footprint Start up of US credit trading team Strengthening US distribution power Growing syndication capabilities

Focused client coverage

Strengthen global collaboration

Extend franchise in the US, China, Australia and India

Increased opportunity to win financing and solutions business around M&A mandates

Leveraged Finance

(Acquisition Finance and High Yield)

Increase in Leveraged / Acquisition Finance transactions Merlin Entertainments / Blackstone / CVC

Grifols / Talecris

Permira / Birds Eye Iglo Group / Findus Italy Charterhouse / Autobar / CVC

#1 EMEA sponsor-led leveraged loans1 bookrunner2 High Yield business starting in AEJ and Americas

DCM / ECM

Expansion in product capabilities Benchmark Bonds

UK Gilts £8bn

Republic of Poland $1.5bn Global JBIC / JFC $1.5bn Global Republic of Italy €6bn BTP

International CB

China Unicom CB $1.84bn International ABB

Legrand €568m

(1) Sponsor-led leveraged loans Loans offered to financial sponsors (investment funds other than REITs and hedge funds) for acquisitions. (2) Source: Bloomberg (Jan–Sep 2010)

NOMURA

Recent performance and outlook

Retail

- Sales of foreign bonds and major public offerings in October contributing to revenues
- Maximizing revenues by expanding client base
  - Enhance consulting-based services to offer a broad range of products tailored to client needs and increase net asset inflows .
  - Offer products to meet demand created from upcoming large-scale redemption of JGBs for individual investors.

Asset Management

- Q2 momentum in investment trust and investment management businesses continuing.
- Funds newly launched October
  - Nomura New Chinese A Share Stock Fund
    *Under QFII system
    Launched Oct 15, Y29.5bn
  - Nomura DB High Dividend Infrastructure Stock Fund
    (Currency selection type)
    Launched Oct 28, Y68.9bn
- Increase in mandates in investment advisory business from Japanese and international institutional investors.
- LIC Nomura Mutual Fund due to start operations in India.

Wholesale

Global Markets

Fixed Income

- Volumes improving since late August, spurring on client flow businesses.
- Aiming to increase market share by delivering best-in-class solutions and execution.

Equities

- Q3 off to good start on large public offerings and solutions deal in October
- Full launch of US research (Oct 2010), contribute to revenues by integrating with sales and trading.

Investment Banking

- Build on October momentum to execute deals:

ECM	Tokyo Electric Power Company	Y419.5bn
	AIA (w/ POWL)	HK$138.3bn
	Barclays ABB	$1.0bn
DCM	Carlsberg	€1.0bn
	KFW	US$4.0bn
	DJO Finance (first US HY)	US$300m
	Central China Real Estate (first China HY)	US$300m
M&A	Dubai Islamic Bank stake increase in Tamweel	Undisclosed
	Sumitomo Heavy acquisition of Hansen Industrial Transmission	€75m
	KKR acquisition of Perpetual	US$1.7bn
	Athene acquisition of Liberty Life Insurance	US$628m

23

Financial Supplement

Consolidated balance sheet

Consolidated balance sheet

(billions of yen)

Mar. 31, Sep. 30, Increase Mar. 31, Sep. 30, Increase

2010 2010 (Decrease) 2010 2010 (Decrease)

Assets Liabilities

Cash and cash deposits 1,352 945 (407) Short-term borrowings 1,302 1,173 (128)

Payables and deposits 1,528 1,580 52

Loans and receivables 2,072 1,896 (176) Collateralized financing 11,216 12,497 1,281

Trading liabilities 8,357 8,575 218

Collateralized agreements 12,467 14,216 1,749 Other liabilities 495 425 (70)

Long-term borrowings 7,199 7,985 786

Trading assets and

private equity investments1 14,700 15,442 742 Total liabilities 30,097 32,236 2,138

Other assets 1,639 1,798 159 Equity

Total Nomura shareholders’ equity 2,127 2,052 (75)

Noncontrolling interest 6 9 3

Total assets 32,230 34,296 2,066 Total liabilities and shareholders’ equity 32,230 34,296 2,066

1. Including securities pledged as collateral.

Value at risk

Definition From April 1, 2010, to September 30, 2010 (billions of yen) 99% confidence level (2.33 standard dev.) Maximum: 13.6
1-day time horizon for outstanding portfolio Minimum: 8.6 Inter-product price fluctuations considered Average: 10.4

Mar. 31, Mar. 31, Mar. 31, Mar. 31, Mar. 31, Jun. 30, Sep. 30, (billions of yen) 2006 2007 2008 2009 2010 2010 2010

Equity 6.0 4.7 4.2 3.8 2.6 2.0 2.2 Interest rate 3.3 3.7 4.7 6.7 4.4 4.2 4.6 Foreign exchange 1.4 1.4 8.0 8.7 10.5 7.6 6.7 Sub-total 10.7 9.8 16.9 19.2 17.5 13.8 13.4 Diversification benefit -3.7 -3.6 -6.8 -7.5 -5.0 -4.4 -4.0 VaR 7.0 6.2 10.1 11.7 12.6 9.4 9.4

NOMURA

Consolidated financial highlights

Full year


(billions of yen)
Net income (loss)
ROE (%)
400
200
0
-200
-400
-600
-800
20%
10%
0%
-10%
15.5%
304.3
8.3%
175.8
-67.8
-708.2
67.8
3.7%

Quarter


(billions of yen)
40
30
20
10
0
10%
9%
8%
7%
6%
5%
4%
3%
2%
1%
0%
27.7
5.0%
10.2
3.6%
18.4
3.7%
2.3
0.4%
1.1
0.3%

	Full year					Quarter				
	FY2006.3	FY2007.3	FY2008.3	FY2009.3	FY2010.3	FY2010.3			FY2011.3	
						2Q	3Q	4Q	1Q	2Q
Net revenue	1,145.7	1,091.1	787.3	312.6	1,150.8	300.0	274.5	277.9	259.8	**275.6**
Income (loss) before income taxes	452.0	318.5	-64.9	-780.3	105.2	27.3	18.0	28.6	6.5	**21.6**
Net income (loss) attributable to Nomura Holdings, Inc. ("NHI") shareholders	304.3	175.8	-67.8	-708.2	67.8	27.7	10.2	18.4	2.3	**1.1**
Total Nomura shareholders' equity	2,063.3	2,185.9	1,988.1	1,539.4	2,126.9	1,615.9	2,109.8	2,126.9	2,101.8	**2,051.6**
ROE (%)[1]	15.5%	8.3%	-	-	3.7%	5.0%	3.6%	3.7%	0.4%	**0.3%**
Basic-Net income (loss) attributable to NHI shareholders per share(yen)	159.02	92.25	-35.55	-364.69	21.68	10.22	2.91	5.02	0.63	**0.29**
Shareholders' equity per share (yen)	1,083.19	1,146.23	1,042.60	590.99	579.70	580.96	575.16	579.70	572.10	**569.97**

[1] Calculated using annualized accumulated net income for each period.

Note: Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

27

NOMURA

Consolidated income

(billions of yen)	FY2006.3	FY2007.3	FY2008.3	FY2009.3	FY2010.3	FY2010.3			FY2011.3	
						2Q	3Q	4Q	1Q	2Q
Revenue										
Commissions	356.3	337.5	404.7	306.8	395.1	95.4	101.0	96.6	118.1	**83.5**
Fees from investment banking	108.8	99.3	85.1	55.0	121.3	15.6	44.5	31.4	20.4	**24.9**
Asset management and portfolio service fees	102.7	146.0	189.7	140.2	132.2	34.0	34.2	33.7	34.9	**33.7**
Net gain on trading	304.2	290.0	61.7	-128.3	417.4	148.5	66.5	81.3	60.0	**103.0**
Gain (loss) on private equity investments	12.3	47.6	76.5	-54.8	11.9	2.0	2.3	9.7	-0.9	**-1.0**
Interest and dividends	693.8	981.3	796.5	331.4	235.3	53.6	67.4	55.9	75.8	**70.0**
Gain (loss) on investments in equity securities	67.7	-20.1	-48.7	-25.5	6.0	-2.3	-3.8	2.4	-10.3	**-5.7**
Private equity entities product sales	88.2	100.1	-	-	-	-	-	-	-	**-**
Other	58.8	67.4	28.2	39.9	37.5	8.7	9.4	5.2	16.3	**12.0**
Total revenue	1,792.8	2,049.1	1,593.7	664.5	1,356.8	355.5	321.6	316.1	314.0	**320.4**
Interest expense	647.2	958.0	806.5	351.9	205.9	55.4	47.1	38.2	54.2	**44.8**
Net revenue	1,145.7	1,091.1	787.3	312.6	1,150.8	300.0	274.5	277.9	259.8	**275.6**
Non-interest expenses	693.7	772.6	852.2	1,092.9	1,045.6	272.7	256.6	249.3	253.4	**254.0**
Income (loss) from continuing operations before income taxes	452.0	318.5	-64.9	-780.3	105.2	27.3	18.0	28.6	6.5	**21.6**
Income from discontinued operations before income taxes	99.4	-	-	-	-	-	-	-	-	**-**
Income (loss) before income taxes	551.4	318.5	-64.9	-780.3	105.2	27.3	18.0	28.6	6.5	**21.6**
Net income (loss) attributable to Nomura Holdings, Inc. ("NHI") shareholders from continuing operations	256.6	175.8	-67.8	-708.2	67.8	27.7	10.2	18.4	2.3	**1.1**
Net income (loss) attributable to Nomura Holdings, Inc. ("NHI") shareholders from discontinued operations	47.7	-	-	-	-	-	-	-	-	**-**
Net income (loss)	304.3	175.8	-67.8	-708.2	67.8	27.7	10.2	18.4	2.3	**1.1**

Note: Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

28

Main revenue items

FY2010.3 FY2011.3

FY2006.3 FY2007.3 FY2008.3 FY2009.3 FY2010.3

(billions of yen) 2Q 3Q 4Q 1Q 2Q

Stock brokerage commissions (retail) 153.6 98.3 75.1 50.8 55.3 14.7 12.3 12.5 13.7 8.7

Stock brokerage commissions (other) 79.5 73.2 166.6 144.7 140.3 34.5 33.7 33.0 40.3 30.7

Other brokerage commissions 14.3 6.8 9.3 7.9 8.0 -0.0 2.6 2.6 2.2 1.8

Commissions

Commissions for distribution of investment trusts 85.1 120.5 121.2 75.9 165.9 41.3 43.6 41.5 55.7 36.1

Other 23.8 38.6 32.4 27.5 25.5 5.0 8.8 7.0 6.2 6.2

Total 356.3 337.5 404.7 306.8 395.1 95.4 101.1 96.6 118.1 83.5

Equity underwriting and distribution 57.3 56.6 32.1 13.2 74.9 7.7 30.4 19.6 8.1 10.1

Fees from Bond underwriting and distribution 21.2 15.3 13.4 11.9 16.6 2.9 6.5 3.5 6.0 8.7

Investment M&A / financial advisory fees 30.3 26.7 37.8 26.7 29.2 4.9 7.6 8.2 6.2 5.7

Banking Other 0.1 0.7 1.8 3.1 0.5 0.1 0.1 0.1 0.1 0.4

Total 108.8 99.3 85.1 55.0 121.3 15.6 44.5 31.4 20.4 24.9

Asset Asset management fees 68.5 106.3 150.3 104.1 97.6 26.0 25.5 24.1 25.1 25.1

Management Administration fees 20.6 24.0 21.7 21.3 19.4 4.6 4.8 5.4 5.7 5.4 and portfolio Custodial fees 13.6 15.7 17.7 14.7 15.3 3.4 4.0 4.1 4.0 3.2 service fees

Total 102.7 146.0 189.7 140.2 132.2 34.0 34.2 33.7 34.9 33.7

NOMURA

Adjustment of consolidated results and segment results: Income (loss) before income taxes

(billions of yen)	FY2006.3	FY2007.3	FY2008.3	FY2009.3	FY2010.3	FY2010.3			FY2011.3	
						2Q	3Q	4Q	1Q	2Q
Retail	197.2	160.9	122.3	18.2	113.4	26.4	35.2	24.0	37.7	**22.8**
Asset Management	23.8	39.4	34.0	7.4	18.6	4.5	4.1	4.9	4.9	**5.2**
Wholesale	264.7	156.0	-150.1	-717.3	175.2	38.2	48.5	35.2	-41.1	**7.6**
3 Business segment total	485.7	356.3	6.2	-691.7	307.1	69.0	87.8	64.1	1.5	**35.6**
Other	-33.1	21.0	-20.9	-65.4	-211.3	-39.9	-65.9	-40.9	15.6	**-9.1**
Segment total	452.6	377.3	-14.7	-757.1	95.8	29.1	21.8	23.2	17.1	**26.6**
Unrealized gain (loss) on investments in equity securities held for operating	59.3	-38.2	-50.2	-23.1	9.4	-1.8	-3.9	5.4	-10.6	**-5.0**
Unrealized gain (loss) on investments in equity securities held for operating	-59.9	-21.5	-	-	-	-	-	-	-	**-**
US GAAP	452.0	318.5	-64.9	-780.3	105.2	27.3	18.0	28.6	6.5	**21.6**
	99.4	-	-	-	-	-	-	-	-	**-**
	551.4	**318.5**	**-64.9**	**-780.3**	**105.2**	**27.3**	**18.0**	**28.6**	**6.5**	**21.6**

Note:
1. Gain (loss) on investments in equity securities, our share of equity in the earnings (losses) of affiliates, impairment losses on long-lived assets, corporate items and other financial adjustments are included as "Other" operating results outside business segments in our segment information.
2. Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.
3. In January 2006, certain functions of Other business were integrated into Asset Management. Certain reclassifications of previously reported amounts have been made to conform to the current presentation.
4. The defined contribution pension plan business in Asset Management was integrated to Other business in the second quarter of the fiscal year ended March 31, 2009. Certain reclassifications of previously reported amounts have been made to conform to the current presentation.

30

NOMURA

Retail related data (1)

(billions of yen)

	FY2006.3	FY2007.3	FY2008.3	FY2009.3	FY2010.3	FY2010.3			FY2011.3		QoQ	YoY
						2Q	3Q	4Q	1Q	2Q		
Commissions	269.4	251.4	225.9	151.0	238.9	59.8	62.3	61.0	75.6	**50.2**	**-33.7%**	**-16.1%**
Sales credit	109.0	96.8	94.2	71.4	63.8	15.5	13.3	15.0	12.8	**13.8**	**7.1%**	**-11.4%**
Fees from investment banking	26.4	24.0	14.9	13.4	33.6	5.1	15.1	6.1	9.4	**11.2**	**20.0%**	**119.3%**
Investment trust administration fees and other	34.4	47.5	59.7	50.9	47.3	11.8	12.1	12.3	12.1	**11.8**	**-1.8%**	**0.5%**
Net interest revenue	7.4	20.4	7.3	5.2	4.7	0.9	1.5	1.1	1.0	**0.7**	**-29.2%**	**-18.7%**
Net revenue	446.5	440.1	402.0	291.9	388.3	93.2	104.3	95.5	111.0	**87.8**	**-20.9%**	**-5.8%**
Non-interest expenses	249.3	279.3	279.7	273.6	274.9	66.8	69.1	71.5	73.2	**65.0**	**-11.3%**	**-2.7%**
Income before income taxes	197.2	160.9	122.3	18.2	113.4	26.4	35.2	24.0	37.7	**22.8**	**-39.6%**	**-13.6%**
Domestic distribution volume of investment trusts[1]			9,846.9	6,825.1	9,713.2	2,446.8	2,438.2	2,501.0	2,797.9	**2,103.8**	**-24.8%**	**-14.0%**
Bond investment trusts			3,681.8	2,731.6	2,380.1	593.3	544.8	618.1	697.2	**575.6**	**-17.4%**	**-3.0%**
Stock investment trusts			4,816.1	2,969.3	6,165.7	1,595.4	1,602.7	1,542.6	1,729.1	**1,207.4**	**-30.2%**	**-24.3%**
Foreign investment trusts			1,349.0	1,124.2	1,167.4	258.0	290.7	340.4	371.6	**320.8**	**-13.7%**	**24.3%**
Other												
Accumulated value of annuity insurance policies	683.3	990.4	1,205.3	1,413.3	1,609.2	1,507.0	1,542.5	1,609.2	1,633.3	**1,652.0**	**1.1%**	**9.6%**
Sales of JGBs for individual investors (transaction base)	747.8	615.2	292.3	109.6	22.2	7.0	4.7	2.5	4.9	**1.4**	**-71.0%**	**-79.6%**
Retail foreign currency bond sales	1,119.2	677.1	954.0	867.4	1,080.3	252.6	215.3	323.9	411.0	**437.6**	**6.5%**	**73.2%**

1. Nomura Securities.

31

Retail related data (2)

Stock brokerage commissions and commissions for distribution of investment trusts1

Full year Quarter

(billions of yen) (billions of yen)

180 70

150 60

50

120

Stock brokerage commissions 40

90

Commissions for distribution of

investment trusts 30

60

20

30 10

0 0

FY2010.3 FY2011.3

FY2006.3 FY2007.3 FY2008.3 FY2009.3 FY2010.3 QoQ YoY

2Q 3Q 4Q 1Q 2Q

Stock brokerage commissions 153.6 98.3 75.1 50.8 55.3 14.7 12.3 12.5 13.7 8.7 -36.6% -40.7%

Commissions for distribution of investment trusts 1 95.9 124.7 124.5 79.8 168.8 41.5 44.7 42.8 56.7 37.0 -34.8% -11.0%

1. Nomura Securities

Retail related data (3)

Retail client assets

Full year

Quarter

(trillions of yen)

100

Other 85.2 Overseas mutual funds 80.5

80 72.2 73.5 68.4

68.1

Bond investment trusts 59.3 Stock investment trusts 60 Domestic bonds 40 Foreign currency bonds

Equities

20

0

Mar. 31, 2006 Mar. 31, 2007 Mar. 31, 2008 Mar. 31, 2009 Mar. 31, 2010 Jun. 30, 2010 Sep. 30, 2010

Equities 49.3 48.5 37.2 28.6 39.2 35.1 34.4 Foreign currency bonds1 3.6 3.3 2.7 5.5 5.6 5.3 5.6 Domestic bonds2 13.1 16.4 16.5 13.0 13.4 13.4 13.1 Stock investment trusts 5.3 7.4 7.3 5.0 7.3 7.0 7.5 Bond investment trusts 4.5 4.7 4.4 4.0 4.0 3.9 3.9 Overseas mutual funds 2.3 2.0 1.7 1.4 1.6 1.5 1.5 Other3 2.3 2.9 2.5 1.9 2.2 2.2 2.2 Total 80.5 85.2 72.2 59.3 73.5 68.4 68.1

1. Euroyen bonds have been moved from domestic bonds to foreign currency bonds from the third quarter of the fiscal year ended March 31, 2009.

2. Includes CBs and warrants.

3. Includes annuity insurance.

Retail related data (4)

Retail client assets: Net asset inflow1

Full year Quarter

(billions of yen)

8,000

5,975

6,000

4,868 5,279 4,581 4,928

4,000

2,000

0

FY2006.3 FY2007.3 FY2008.3 FY2009.3 FY2010.3

(billions of yen)

6,000 5,000 4,000 3,000

2,003 1,879

2,000

1,289

1,000

458

0

-213

-1,000

FY2010.3 FY2011.3

2Q 3Q 4Q 1Q 2Q

1. Retail client assets exclude portion from regional financial institutions. Note: Net asset inflow = asset inflow –asset outflow.

Retail related data (5)

Number of accounts / IT share1

Mar. 31, 2006 Mar. 31, 2007 Mar. 31, 2008 Mar. 31, 2009 Mar. 31, 2010 Jun. 30, 2010 Sep. 30, 2010

(thousands)

Accounts with balance 3,780 3,953 4,165 4,467 4,883 4,894 4,923

Equity holding accounts 1,745 1,853 2,027 2,347 2,572 2,573 2,598

Nomura Home Trade (online trading accounts) 1,969 2,243 2,765 3,095 3,189 3,235 3,277

Full year Quarter

FY2010.3 FY2011.3

FY2006.3 FY2007.3 FY2008.3 FY2009.3 FY2010.3

2Q 3Q 4Q 1Q 2Q

New individual accounts (thousands) 343 417 580 608 336 71 74 126 93 88

IT share1

No. of orders 55% 55% 57% 59% 58% 60% 56% 55% 57% 52%

Transaction value 27% 27% 29% 29% 29% 29% 26% 28% 30% 26%

1. IT share is the percentage of trades via Nomura Home Trade and our Telephone Answer service comprising the total of cash stock transactions and kabushiki-mini-toshi (odd lot stock investment).

Asset Management related data (1)

FY2010.3 FY2011.3

FY2006.3 FY2007.3 FY2008.3 FY2009.3 FY2010.3 QoQ YoY

(billions of yen) 2Q 3Q 4Q 1Q 2Q

Net revenue 64.1 88.1 88.7 59.8 70.4 16.5 17.2 18.0 18.1 19.3 6.5% 17.2%

Non-interest expenses 40.3 48.7 54.8 52.4 51.8 12.0 13.2 13.1 13.2 14.1 6.5% 17.4%

Income before income taxes 23.8 39.4 34.0 7.4 18.6 4.5 4.1 4.9 4.9 5.2 6.6% 16.7%

Note: In January 2006, certain functions of Other business were integrated into Asset Management. Certain reclassifications of previously reported amounts have been made to conform to the current presentation.

The defined contribution pension plan business in Asset Management was integrated to other business in the second quarter of the fiscal year ended March 31, 2009. Certain reclassifications of previously reported amounts have been made to conform to the current presentation.

Total assets under management

Full year Quarter

(trillions of yen)

35

30

27.0

25.8

25 23.4 23.3

23.1 22.2

20.2

20

15

10

5

0

Mar. 31, 2006 Mar. 31, 2007 Mar. 31, 2008 Mar. 31, 2009 Mar. 31, 2010 Jun. 30, 2010 Sep. 30, 2010

Note: Total assets under management of Nomura Asset Management, Nomura Corporate Research and Asset Management, Nomura Funds Research and Technologies, Nomura Asset Management

Deutschland KAG , and Nomura Funds Research and Technologies America, Private Equity Funds Research and Investments. Adjusted for asset overlap amongst group companies. Data until March

31, 2006, include Nomura BlackRock Asset Management.

NOMURA

Asset Management related data (2)

Nomura Asset Management assets under management


Full year
Quarter
(trillions of yen)
30
25
20
15
10
5
0
25.9
24.3
21.0
19.0
22.0
21.2
23.1
Overseas investment advisory
Domestic investment advisory
Privately placed investment trusts
Public bond investment trusts
Public stock investment trusts

	Mar. 31, 2006	Mar. 31, 2007	Mar. 31, 2008	Mar. 31, 2009	Mar. 31, 2010	Jun. 30, 2010	Sep. 30, 2010
Investment trusts	14.0	18.8	17.2	13.0	14.7	13.9	**14.8**
Public stock investment trusts	6.9	10.8	9.8	6.5	8.1	7.7	**8.7**
Public bond investment trusts	5.6	5.8	5.3	4.8	4.8	4.6	**4.6**
Privately placed investment trusts	1.5	2.2	2.0	1.6	1.7	1.6	**1.6**
Investment advisory	7.0	7.1	7.1	6.0	7.3	7.4	**8.2**
Domestic investment advisory	4.0	3.7	4.6	4.3	4.7	4.4	**4.5**
Overseas investment advisory	3.0	3.4	2.4	1.7	2.6	2.9	**3.7**
Total	**21.0**	**25.9**	**24.3**	**19.0**	**22.0**	**21.2**	**23.1**

Domestic public investment trust market and Nomura Asset Management market share

(trillions of yen)	Mar. 31, 2006	Mar. 31, 2007	Mar. 31, 2008	Mar. 31, 2009	Mar. 31, 2010	Jun. 30, 2010	Sep. 30, 2010
Domestic public stock investment trusts							
Market	45.0	59.4	57.7	40.4	52.6	48.6	**51.8**
Nomura's share (%)	15%	18%	17%	16%	15%	16%	**17%**
Domestic public bond investment trusts							
Market	13.5	13.2	12.0	11.1	11.1	10.8	**10.7**
Nomura's share (%)	42%	44%	44%	43%	43%	43%	**42%**

Source: Investment Trusts Association, Japan

Nomura Asset Management net asset inflow

(trillions of yen)	Full year					Quarter				
	FY 2006.3	FY 2007.3	FY 2008.3	FY 2009.3	FY 2010.3	FY2010.3			FY2011.3	
						2Q	3Q	4Q	1Q	2Q
Public stock investment trusts	1.0	3.8	2.0	0.0	-0.2	0.3	-0.5	-0.1	0.5	**0.8**
Exclude ETF	1.4	3.7	1.8	-0.4	0.0	0.2	-0.3	-0.2	0.6	**0.4**
Public bond investment trusts	0.0	0.2	-0.5	-0.5	-0.0	0.1	-0.1	-0.0	-0.2	**-0.0**
Privately placed investment trusts	0.5	0.7	0.2	0.1	-0.2	-0.1	0.0	-0.1	0.0	**-0.0**
Net asset inflow	1.5	4.6	1.7	-0.4	-0.4	0.3	-0.6	-0.2	0.3	**0.7**

37

NOMURA

Wholesale related data (1)

Wholesale

(billions of yen)	FY2009.3	FY2010.3	FY2010.3			FY2011.3		QoQ	YoY
			2Q	3Q	4Q	1Q	2Q		
Global Markets	-157.3	658.4	174.5	163.9	133.0	96.4	**144.4**	**49.7%**	**-17.3%**
Investment Banking	-6.4	131.1	24.8	46.2	35.5	12.2	**19.0**	**56.3%**	**-23.2%**
Net revenue	-163.6	789.5	199.3	210.1	168.4	108.6	**163.4**	**50.5%**	**-18.0%**
Non-interest expenses	553.7	614.3	161.1	161.6	133.2	149.8	**155.8**	**4.0%**	**-3.3%**
Income (Loss) before income taxes	-717.3	175.2	38.2	48.5	35.2	-41.1	**7.6**	**-**	**-80.0%**

Global Markets

(billions of yen)	FY2009.3	FY2010.3	FY2010.3			FY2011.3		QoQ	YoY
			2Q	3Q	4Q	1Q	2Q		
Fixed Income	-217.2	308.0	76.6	70.5	55.6	41.0	**77.8**	**89.9%**	**1.6%**
Equities	98.9	352.8	93.4	90.1	76.5	46.3	**55.2**	**19.2%**	**-40.9%**
Other	-38.9	-2.4	4.6	3.2	0.9	9.2	**11.4**	**24.1%**	**149.7%**
Net revenue	-157.3	658.4	174.5	163.9	133.0	96.4	**144.4**	**49.7%**	**-17.3%**
Non-interest expenses	417.4	486.4	127.8	130.8	103.0	122.8	**123.2**	**0.4%**	**-3.6%**
Income (Loss) before income taxes	-574.6	172.0	46.7	33.1	30.0	-26.3	**21.1**	**-**	**-54.7%**

Investment Banking

(billions of yen)	FY2009.3	FY2010.3	FY2010.3			FY2011.3		QoQ	YoY
			2Q	3Q	4Q	1Q	2Q		
Investment Banking(Gross)	87.6	196.1	33.2	81.7	43.3	29.0	**39.7**	**36.7%**	**19.8%**
Allocation to other divisions	13.4	77.2	12.2	37.2	15.4	13.2	**18.7**	**41.1%**	**52.7%**
Investment Banking(Net)	63.5	118.9	20.9	44.5	27.8	15.8	**21.1**	**33.1%**	**0.5%**
Other	-69.9	12.2	3.9	1.8	7.6	-3.6	**-2.0**	**-**	**-**
Net revenue	-6.4	131.1	24.8	46.2	35.5	12.2	**19.0**	**56.3%**	**-23.2%**
Non-interest expenses	136.3	127.9	33.3	30.8	30.2	27.0	**32.5**	**20.5%**	**-2.2%**
Income (Loss) before income taxes	-142.7	3.2	-8.5	15.4	5.2	-14.8	**-13.5**	**-**	**-**

38

Wholesale related data (2)

Private equity related investments

Full year

Quarter

(billions of yen)

600 543.4

Terra Firma 500

439.1

Asia 400 381.4

366.3 370.0

356.1 347.1

Europe (excluding 300

Terra Firma) 254.9 250.9

231.2 235.5 243.6 Japan 210.9

200

98.7

100

0

Mar. 31, 2006 Mar. 31, 2007 Mar. 31, 2008 Mar. 31, 2009 Mar. 31, 2010 Jun. 30, 2010 Sep. 30, 2010

Japan 59.9 195.5 169.5 191.7 186.9 186.0 195.7 Europe (excluding Terra Firma) 38.8 35.7 41.4 60.0 60.4 46.5 45.0 Asia - - - 3.2 3.6 3.0 2.9 Sub Total 98.7 231.2 210.9 254.9 250.9 235.5 243.6

Terra Firma 340.4 312.2 170.5 111.4 119.2 111.7 112.5 Total 439.1 543.4 381.4 366.3 370.0 347.1 356.1

Note: Amount of exposure in Japan is total of Nomura Principal Finance (NPF), Nomura Financial Partners (NFP), Nomura Research & Advisory (NR&A) and others. Amount of exposure in Europe (excluding Terra Firma) is total of Private Equity Group (PEG), Nomura Phase4 Ventures (NPV) and others.

Number of employees

Mar. 31, 2006 Mar. 31, 2007 Mar. 31, 2008 Mar. 31, 2009 Mar.31, 2010 Jun.30, 2010 Sep. 30,2010

Japan (excluding FA)1 9,618 10,667 11,561 12,929 12,857 13,370 13,259

Japan (FA)2 1,948 2,174 2,377 2,391 2,196 2,184 2,142

Europe 1,515 1,791 1,956 4,294 4,369 4,499 4,471

Americas 1,073 1,322 1,063 1,079 1,781 1,941 2,186

Asia-Pacific3 778 900 1,070 4,933 5,171 5,399 5,371

Total 14,932 16,854 18,026 25,626 26,374 27,393 27,429

1. Excludes employees of private equity investee companies.

2. Figures up to March 2008 include savings advisors.

3. Includes Powai office in India.

Note: Headcount figures have been reclassified to include certain contract employees since September 2007. Certain reclassifications of previously reported amounts have been made to conform to the current presentation.

Nomura Holdings, Inc.

www.nomura.com